EXHIBIT E-6

PATENT # 5,922,361

United States Patent [19]            [11] Patent Number: 5,922,361
Bieser et al.                                   [45] Date of Patent: Jul.13, 1999

[54] FOLIC ACID ENRICHED DIETARY
SUPPLEMENT COMPOSITIONS FOR SELF.
REGULATING STRESS-REDUCTION
[76] Inventors:    Albert Howard Bieser. 15535 St. Cloud Houston. Tex. 77062;
                            Lary Allen Dorrington, 16707 Ivy Grove. Houston. Tex. 77058

[21] Appl. No.:	08/909,421
[22] Filed:	Aug.11, 1997
[51]Int. CL6	A61K 33/06; A61K 31/495;
A6IK 31/44;	A6IK 31/195; A61K 31/07
[52] U.S. Cl	424/682; 5141188; 514/249; 514/345; 5141561; 514/725
[58] Field of Search	514/725.345 514/561.249.188; 424/682
[56] References Cited

	U.S. PATENT DOCUMENTS
4,312,857	1/1 982	Coy et al.	4241177
4,439A52	3/1 984	Ehrenpreis et al.	4241319
4,619,923	10/1986	Kappas et al.	5141185
4,761,429	8/1988	Blum et al.	5141561
5,189,064	2/1993	Blum	5141561
5,326,569	7/1 994	Acosta et al.	4241440
5,587,399	12/1996	Acosta et al.	5141561

FOREIGN PATENT DOCUMENTS
229 931      9/1984      Germany      A6IK 31/19

OTHER PUBUCATIONS
Nancy Andersen. The Broken Brain. Harper & Row. Publishers. 1985. pp. 18O-183.
Wall Street Journal, by Robert Langreth. Science Yields
Powerful New Therapies for Pain. Aug.26. 1996. pp. B1.B4

Primary Examiner--Raymond Henley. III
Attorney Attorney, Agent, or Firm Harrison & Egbert

[57] ABSTRACT

A food supplement compositions combining suitable precursor substrates with folic acid. whereby methionine is produced in sufficient quantity to produce a sufficient quantity of met-enkephalin specially formulated for coping with stressful assaults upon the human body. By a coenzymatic mechanism folic acid effectively accelerates the transformation of a substrate primarily comprising DL-phenylalanine. L-phenylalanine. L-glutamine. and L-tryptophan to met-enkephalin end product. Use of this food supplement enables enkephalins to accumulate within the human hypothalamus, thereby increasing the levels of endogenous opioids. By increasing endogenous opioid levels. the human body engendered with a self-regulating faculty for coping with stressful assaults upon physiological and psychological equilibrium. A methodology is disclosed for supplementing the nutritional intake of certain neurotransmitter precursor substrates. wherein patients of all ages may be equipped to routinely quell continuous stressful attacks upon their normal physiological and psychological functioning.

22 Claims, 2 Drawing Sheets

1

FOLIC ACID ENRICHED DIETARY
SUPPLEMENT COMPOSITIONS FOR SELF-
REGULATING STRESS-REDUCTION

BACKGROUND OF THE INVENTIOIN

     This invention relates to dietary supplement compositions. and more particularly relates to dietary supplement compositions which promote the ability of the human body to engender calmative conditions when subjected to exigent stressful stimuli and the Like.
     Stress has become an integral part of virtually all modern lifestyles. From personal problems to family problems to job pressures to delays caused by traffic jams and long runway queues at airports. the human body is constantly summoned to entertain stressful assaults upon its normal equilibrium. It is now well understood that. when subjected to such stress. the human body undergoes certain physiological changes to accommodate the consequent perturbations.
     To cope with continual or extreme stressful circumstances. priority is automatically given to its responsive. defensive systems. Concomitantly, body functions which serve no Purpose pertaining to such exigent conditions. such as digestion. decrease or are held in abeyance while the human body is striving to overcome stressful assaults and the like, unfortunately. increased heart rate. circulation. oxygen supply. and metabolism frequently occur.
     Such defensive systems include the adrenal glands which are well known to modulate the body's capability to respond to stress by producing cortisol. It is also well known that the functioning of the adrenal glands is controlled by the brain Thus. reacting to an incidence of a stressful assault upon the body. the brain triggers from the adrenal glands release of epinepherine and AGTH hormones from the adrenal medulla and cortex for entry into the bloodstream. As physiological changes during this response to stress. resistance and cortisone secretion increase. the body seeks to sustain homeostasis. As elevated levels of cortisol and the like strongly affect the circulatory. digestive. and immune systems. the body's defenses ultimately become fatigued and then become susceptible to infection and disease.
     It will be appreciated by those skilled in the art that the manner in which the human body reacts to stress is a function of endogenous and exogenous factors. Endogenous factors include genetic constitution. familial disease. history. proclivity toward disease. and innate organ viability. Exogenous factors include physical condition of the human body. and environmental social. intellectual. and psychological conditions.
     Of course. it is well known that being subjected to periods of protracted stress has been found to cause the human body to suffer from adverse physical and psychological affects. Indeed, stress has been implicated in the incidence of heart disease. hypertension. migraine headaches. ulcers. and depression. While it will be understood by those skilled in the art that each human body reacts somewhat differently to insults from stress. the changes that generally occur are similar. For example. it is now known that while responding to stress. the human body suffers from a depletion of 6 neuroregulators from the endogenous opioid system. gamma amino butyric acid ('GABA") system and serotonin system. As another example. there have been many studies that have shown that the hypothalamus and hippo campus neurotransmitters dopamine. enkephalin. GABA. 6 norepinephrine. and serotonin have important effects upon emotional response.
     As is understood by those skilled in the art. neuroregulators are chemicals that enable messages to be transmitted among nerve cells located in the brain. Each of the several neuroregulators found in the brain correspond to a specific receptor site located throughout the human body. Such neuroregulators may be either neurotransmitters that act through synaptic transmission or neuromodulators that act through mechanisms other than synaptic transmission. For instance. responsive to stress. B-endorphin has been 10 observed in the art to be secreted concomitantly with ACTH. Similarly. leu-enkaphalin has been observed to function as a neurotransmitter in the area of the brain involved with reward and sense of euphoria. As will be understood by those conversant in the art. endorphins, enkephalins. and kappa antagonists comprise endogenous opioids which are intertwined with the body's ability to cope with stress and other threats to its equilibrium.
     Endorphins are relatively large molecules that contain small. active painkilling chemicals called enkephalins. 'Two widely studied enkephalins are pentapeptides called leu-enkephalin containing a five amino acid string and leucine, and met-enkephalin containing methionine. Leu-enkephalin may be shown with the simplified sequence:
     H-Tyrocine-Glycine-Phenyla1ane-Leucine-OH and met-enkephalin may be shown with the simplified sequence:
     H-Tyrosine-Glycine-Glycine-Phenylalanine-Methionine OH. U.S. Pat. No. 4.439,452 teaches that enkephalins have the. ability to act as analgesics when administered to various animals and humans by certain special procedures. including intracerebral injections. Only limited results have been obtained from oral administration of enkephalins. however. attributable to the destruction of the enkephalins by the action of certain enzymes which resemble carboxypeptidase. These and other enzymes which tend to inactivate enkephalin are known collectively as enkephalinase.
As will be understood by those skilled in the art. enkephalinase has been found to cleave the met-enkephalin molecule at the indicated ("*") points in the sequence: H-Tyrosine * Glycine * Glycine * Phenylalanine Methionine-OH This cleavage eliminates or minimizes the painkilling effects of the enkephalin molecule. Blum in U.S. Pat. No. 4.761,429. teaches a composition intended to inhibit this action of enkephalinase and endorphinase. Such an enkephalinase inhibitor is a substance which inhibits the destruction of neuropeptides and endorphin's in the animal body. More particularly. D-phenylalanine or hydrocinnamic acid (including DL-phenylalanine (DLPA) and D-amino ~ acids) was discovered by Blum to be an enkephalinase inhibitor in a daily dosage range of 32 to 1,000 mg. The technique taught therein enables endorphins to be accumulated in regions of the nervous system for being readily dispatched into the bloodstream when stressful conditions otherwise.
     A related development in the art is disclosed also by Blum in U.S. Pat. No.5.189.064 wherein compositions comprising an endorphinase. or enkephalinase inhibitor and optionally a suitable precursor promote restoration of normal neurotransmitter function. with no addiction side-effects. The optional precursor component may be selected from either a dopamine precursor or a serotonin precursor. a GABA precursor or an endorphinase or enkephalinase precursor. Accordingly. those skilled in the art comprehend the potential benefits to be derived from the interaction of neurotransmitters such as dopamine, GABA. serotonin. and norepinephrine with opioid peptides such as endorphins and enkaphalins.. Indeed, it should be evident that compositions premised upon such ingredients as d- and 1-phenyalanine and 1-glutamine are likely to be applicable in treatment protocols to reduce drug addiction and the like.
     To help understand the mechanisms used by the human body to contend with challenges to normal emotional and ingestive behavior, a "reward cascade" model has been suggested. See K Blum, M. C. Trachtenberg, and G. P. Kozlowski. "Cocaine Therapy: The 'Reward Cascade' Link:," Professional Counselor. January/February 1989 p. 27. This model describes normal stimulation's as originating in the hypothalamus and comprising a chain of events wherein: neurons in the hypothalamus. release serotonin: serotonin activates the opioid peptide methionine enkephalin; methionine enkephalin is released at the substantia nigra and interacts to inhibit receptors controlling normal release of GABA; since the primary function of GABA is believed to be to control dopamine output in the ventral tegmental region. increased supply of dopamine is a by-product of inhibiting GABA activity; dopamine thus released acts as the target messenger of reward; and cells originating in the locus coeruleus arid projecting to the hypothalamus release norepinephrine. According to this model. when in equilibrium the cascade of events provides homeostatic regulation of the extent of activity. On the other hand. if a neurotransmitter or neuromodulator either becomes dysfunctional or its corresponding receptor site becomes nonresponsive. there is perturbation to equilibrium causing a modification of feelings and/or behavior.
     As schematically depicted in FIG. 1, another preferred approach is to view these interdependent events as occurring in cycles rather than in series. More particularly. there is shown how the human body's response to continuing stress can form an unstable feedback loop in the systems within the hypothalamus. thereby causing continual release of superfluous adrenalin. Stressful assaults upon the human body cause opioid levels to diminish. causing a sense of urgency. These lowered opioid levels cause not only dopamine levels to increase. but also GABA levels to decrease. engendering a combination of anxiety and alertness. As will understood ~ by those skilled in the art. lowering of GABA levels causes norepinephrine levels to increase and serotonin levels to decrease. Adrenalin is released due to the increased norepinephrine. which also effectuates a quick, emotional response and discourages slower. deliberate logical thinking. Sleep difficulties also flow from the decreased serotonin. Of course, increased adrenalin causes the heartbeat to accelerate and also causes red corpuscle reserves to enter the bloodstream. Thus. as is well known in the art. this adrenalin release causes energy and nutrient resources to be diverted from functional organs. such as the liver and the digestive tract. to the muscles. whereupon the body is bestowed with abnormal physical strength. in response to stressful threats. As is also clearly shown. the decreased serotonin feedback loop further modulates the opioids downward. Accordingly. the sleep cycle is apt to repeat with increasing intensity. causing further perturbing the normal equilibrium Absent a means and method of quelling this neurochemical imbalance. the human body will lose control of its physiological and psychological faculties.
     Although useful for treating craving disorders including cocaine addiction and the like. the approaches taught by the Blum compositions and methodology are limited to applying nutritional supplements on pro re nata basis. i.e., p.r.n. Heretofore unknown in the art is a dietary supplement which provides the benefits of the teachings of Blum for mitigating the adverse affects of the human body being regularly subjected to stressful assaults, but on a self-regulating basis wherein a sufficient repository of neurotransmitters and the like is generally available for assuaging perturbations from normal physiological and psychological functions. That is, unlike a formal treatment program for alcohol or drug abuse under which medication or supplements are prescribed as needed on a patient-by-patient basis. it would be advantageous to have available a daily dosage of a food supplement that provides a means for routinely attenuating stressful threats inflicting potential "victims" of modern society's omnipresent stressful conditions. and thereby avoiding organ damage and other impairment of normal physiological and psychological functions.
     Accordingly. these limitations and disadvantages of the prior art are overcome with the present invention, wherein improved compositions are provided which are particularly useful for enabling stressful assaults upon the human body to be normalized without the necessity for prescribing medication or for providing food supplements on a p.r.n. basis.

SUMMARY OF THE INVENTION

     The present invention provides food supplement compositions specially formulated for coping with stressful assaults upon the human body. More particularly. compositions taught by the present invention combine suitable precursor substrates and the like with folic acid. whereby methionine is produced in sufficient quantity to. in turn. produce a sufficient quantity of met-enkephalin. As will be appreciated by those conversant with the art, this met-enkephalin enables enkephalins to accumulate within the human hypothalamus. thereby increasing the levels of endogenous opioids. As will hereinafter be described in detail. it will also be appreciated that by thus increasing endogenous opioid levels, the human body is engendered with a self-regulating faculty for coping with stressful assaults upon physiological and psychological equilibrium.
     It has been discovered that by a coenzymatic mechanism folic acid effectively accelerates the transformation of a substrate primarily comprising DL-phenylalanine. L-phenylalanine. L-glutamine. and L-tryptophan to met-enkephalin end product. For enabling the human body to self-regulate its defenses to continual stressful assaults. the present invention provides the hypothalamus with a means for preventing significant perturbation or instability to feed-back loops associated with dopamine production (see FIG. 1) by assuring sufficiently increased levels of endogenous opioids.
     According to the teachings of the present invention. a methodology has been discovered which. by supplementing the nutritional intake of certain neurotransmitter precursor substrates. patients of all ages maybe equipped to routinely quell continuous stressful attacks upon their normal physiological and psychological functioning.
     As will be hereinafter described in detail. it is accordingly an object of the present invention to provide food supplements and a concomitant methodology for enabling the human body to self regulate its ability to quell perturbations to its equilibrium due to stressful assaults.
     It is also an object of the present invention to provide. food supplement compositions for providing the human body sufficient resources for avoiding unstable physiological and psychological effects attributable to effects of the stress cycle.
     It is also an object of the present invention to provide food supplement compositions comprising surprisingly lose quantities of suitable neurotransmitter precursor substrate.
     It is another object of the present invention to provide food supplement compositions produced from neurotransmitter precursor substrate using a folic acid coenzyme.
     It is yet another object of the present invention to provide food supplement compositions which enable the human body to produce sufficient quantities of methionine for producing sufficient quantities of met-enkephalins to accumulate in the hypothalamus, thereby increasing the quantity of available endogenous opioids.
It is a further object of the present invention to provide a method for eliminating adverse effects upon the human body's systems caused by homocysteine. by promoting the conversion of L-homocysteine to L-methionine.
     It is a feature and advantage of the present invention that due to combined physical and chemical effects heretofore unknown in the art.
     These and other objects and features of the present invention will become apparent from the following detailed description. wherein reference is made to illustrative examples and related tables and to the figures in the accompanying drawings.

BRIEF DESCRIPTION OF THE DRAWINGS

FIG. 1 depicts a schematic of a proposed cycle of interdependent events affecting dopamine production in the human body. referred to as the "stress cycle."
FIG. 2 depicts a schematic of folic acid synthesis from higher plants. intestinal flora. and animal tissues.
FIG. 3 depicts a schematic of met-enkephalin synthesis in the cell.
FIG. 4 depicts a schematic of the conversion of S-adenosylnaethionine into L-methionine by methionine adenosyl hydrolase.

[The detailed description of the invention is left out for brevity's sake. In general only those looking for scientific information would find it interesting. Should you wish this information, please contact the Company or the U.S.P.T.O]

What is claimed is:

1. A food supplement composition for providing a human body an ability to accumulate a sufficient supply of enkephalins in the hypothalamus for self-regulating its endogenous opioids which are available for contending with stressful assaults. said food supplement composition comprising.
     about 500 mg. to about 2.000 IU of vitamin A;
     about 0.5 mg to about 2 mg of vitamin B6;
     a neurotransmitter substrate essentially consisting of:
          about 50 mg to about 100 mg of L-phenylalanine;
          about 100 mg to about 300 mg of DL-phenylalanine;
          about 150 mg to about 300 mg of L-glutamine; and
          about 50 mg to about 125 mg of L-typtophan; and

from about 0.05 mg to about 0.15 Ing of folic acid for coenzymatically converting said neurotransmitter substrate into met-enkephalin.
2.  The composition of clam 1. wherein said folic acid consists of from about 0.09 mg to about 0.11 mg.
3.  The composition of clam 2. wherein said folic acid consists of about 0.1 mg.
4. The composition of claim 1. wherein said L-phenylalanine consists of from about 65 mg to about 80 mg.
5. The composition of claim 4. wherein said L-phenylalanine consists of about 75 mg.
6.  The composition of claim 1. wherein said DL-phenylalanine consists of from about 135 mg to about 165 mg.
7. The composition of claim 6. wherein said DL-phenylalanine consists of about 150 mg.
8.  The composition of claim 1, wherein said L-glutamine consists of from about 200 mg to about 250 mg.
9.  The composition of claim 8. wherein said L-glutamine consists of about 225 ma.
10. The composition of clam 1. wherein said L-tryptophan consists of from about 65 ma to about 85 ma.
11.  The composition of claim 11. wherein said L-tryptophan consists of about 75 mg.
12.  A food supplement composition for providing a human body an ability to accumulate a sufficient supply of enkephalins in the hypothalamus for self-regulating its endogenous opioids which are available for contending with stressful assaults. said food supplement composition comprising:
     about 500 'U to about 2.000 IU of vitamin A;
     about 0.5 mg to about 2 ma of vitamin B6;
     a neurotransmitter substrate essentially consisting of:
          about 50 ma to about 100 mg of L-phenylalanine;
          about 100 mg to about 300 mg of DL-phenylalanine;
          about 150 mg to about 300 mg of 1-glutamine; and
a combination of about 25 mg to about 100 mg of calcium, of about 12 mg to about 50 mg of magnesium, and about 0.005 mg to about 0.02 mg of chromium picolinate; and
from about 0.05 mg to about 0.15 mg of folic acid for coenzymgtically converting said neurotransmitter substrate into met-enkephalin.
13. The composition of clam 12. wherein said folic acid consists of from about 0.09 mg to about 0.11 mg.
14. The composition of clam 13, wherein said folic acid consists of about 0.1 mg.
15. The composition of claim 12. wherein said L-phenylalanine consists of from about 65 mg to about 80 mg.
16. The composition of claim 15. wherein said L-phenylalanine consists of about 75 mg.
17. The composition of claim 12. wherein said 20 DL-phenylalanine consists of from about 135 mg to about 165 mg.
18. The composition of claim 17. wherein said DL-phenylalanine consists of about 150 mg.
19. The composition of claim 12. wherein said L-glutamine consists of from about 200 mg to about 250 mg.
20. The composition of claim 19. wherein said L-glutamine consists of about 225 mg.
21. The composition of clam 12. wherein said combination consists of about 45 mg to about 55 mg of calcium. of about 22 mg to about 28mg of magnesium, and about 0.007 mg to about 0.015 mg of chromium picolinate.
22. The composition of clam 21. wherein said combination consists of about 50 mg of calcium. of about 25 mg of magnesium and about 0.01 mg of chromium picolinate.